UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

ENPRO INC.
(Exact name of Registrant, as specified in its charter)

North Carolina	001-31225
(State or other jurisdiction of incorporation	(Commission file number)

5605 Carnegie Boulevard, Suite 500, Charlotte, North Carolina	28209
(Address of principal executive offices)	(Zip Code)

Thomas A. Price, 704-731-1500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended________________.

Item 1.01	Conflict Minerals Disclosure and Report

Based upon its reasonable country of origin inquiry, Enpro Inc. (“Enpro”) has determined that it is necessary to file a Conflict Minerals Report.

Conflict Minerals Disclosure

Enpro has filed a Conflict Minerals Report as Exhibit 1.01 to this report.

The Conflicts Minerals Report is also available at:

https://www.enpro.com/about-us/governance/corporate-governance-documents/default.aspx

Item 1.02	Exhibit

The Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Item 3	Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit Number	Exhibit

1.01	Enpro Inc. – 2024 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 27, 2025

ENPRO INC.

By:	/s/ Joseph F. Bruderek Jr.
Joseph F. Bruderek Jr.
Executive Vice President and Chief Financial Officer